

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

July 13, 2023

Jon Heimer
Chief Executive Officer
Olink Holding AB (publ)
Uppsala Science Park SE- 75,183
Uppsala , Sweden

**Re: Olink Holding AB File No. 1-40277**

Dear Jon Heimer:

We have reviewed your filing and have the following comment. Please respond within ten business days by providing the requested information or advising us when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response we may have additional comments.

Form 20-F filed March 27, 2023

ltem 16C. Principal Accountant Fees and Services, page 114

1. We note your disclosure that non-audit services provided by Ernst & Young AB in 2022 mainly refers to services assistance for Olink Insight. For both fiscal year 2022 and 2021, please describe for us in more detail the nature of the non-audit services provided by Ernst & Young AB. Address the facts and circumstances considered in the evaluation of S-X Rule 2-01(c)(4), including whether or not your auditor was involved in designing or implementing a hardware or software system that aggregates source data underlying the financial statements or generates information that would place the accountant in the position of auditing his or her own work.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot at 202.551.3738 or Jeanne Baker at 202.551.3691 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services